INVESTORS BANCORP, INC.
101 JFK Parkway
Short Hills, NJ 07078

February 9, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:          Investors Bancorp, Inc.: Request for Withdrawal of Registration Statement on Form S-4
File Number 333-213379

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Investors Bancorp, Inc., a Delaware corporation (the “Company”), hereby requests that its Registration Statement on Form S-4, No. 333-213379, filed on August 30, 2016, as amended on October 12, 2016 (the “Registration Statement”) be withdrawn. The Registration Statement sought to register 7,426,373 shares of common stock, $0.01 par value per share, for issuance in connection with a proposed merger of The Bank of Princeton, a New Jersey state-chartered bank, with and into Investors Bank, the Company’s wholly-owned bank subsidiary, pursuant to the terms of an Agreement and Plan of Merger, dated as of May 3, 2016 (the “Merger Agreement”). On January 24, 2017, the Company, Investors Bank and The Bank of Princeton terminated the Merger Agreement.

The Company represents that none of the 7,426,373 shares of common stock subject to the Registration Statement were sold or will be sold due to the termination of the merger agreement. The Registration Statement has not been declared effective the Securities and Exchange Commission (the “SEC”).

The Company hereby requests that the SEC issue an order granting the withdrawal of the Registration Statement and all amendments and exhibits thereto. The Company also requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the SEC in connection with the filing of the Registration Statement be credited to the Company for future use.

If you have any questions regarding this matter, please contact John J. Gorman, Esq. or Marc P. Levy, Esq. at (202) 274-2000.

Very truly yours, INVESTORS BANCORP, INC.
By:	/s/ Kevin Cummings
Kevin Cummings
President and Chief Executive Officer

cc:           Brian Doran, Esq.
                John J. Gorman, Esq.
                Marc P. Levy, Esq.